October 4, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: Sysco Corporation 2011 Definitive Proxy Statement on Schedule 14A
Dear Sir or Madam:
Filed concurrently herewith via EDGAR are the Sysco Corporation (“Sysco”) Definitive Proxy Statement on Schedule 14A and proxy card relating to its Annual Meeting of Stockholders to be held on November 16, 2011 (the “Annual Meeting”).
Sysco expects to release its definitive proxy materials to stockholders on or about October 5, 2011.
Please direct any questions or comments regarding the foregoing to me at 281-584-1460.
Sincerely,
/s/ Emily B. Sperandio
Emily B. Sperandio
Corporate Counsel, Securities and
Corporate Governance